Aleafia Posts Record Revenue in Q3 2018, 36% Increase Over Previous Quarter

First Quarter of Profitability for Clinic and Cannabis Product Divisions
99% of 98,000 kg Annual Cannabis Production Capacity to Come Online in 2019

TORONTO, November 26, 2018 /Globe Newswire/ – Aleafia Health Inc. (TSXV: ALEF; OTCQX: ALEAF, FRA: ARAH) (“Aleafia“) or (the “Company“), today announced the company’s 2018 Q3 fiscal results.

Q3 Business Highlights:

  Recorded the first cannabis revenue in the company’s history, days after securing its Health Canada Sales Licence.

  Retrofitting of 160,000 Sq. Ft. Niagara Greenhouse is underway. The facility will feature a modern, automated, moving container bench system that will significantly decrease operating expenses and allow higher yields, with a perpetual, year-round harvest. The facility is expected to be fully operational in late 2018, with a first harvest in spring 2019.

  Signed supply agreement with CannTrust, with Aleafia providing up to 15,000 kg of dried cannabis flower in 2019.

  Announced adult-use cannabis division with Serruya Private Equity (“Serruya”). Aleafia and Serruya will launch a national adult-use retail network and together hold international licence agreements for commercially proven brands. Aleafia will produce, label and list these brands in the retail network and with provincial distributors. Serruya is also making a $10 million strategic investment in Aleafia. The closing of the transactions occurred following the reporting period.

Business Highlights Following the Reporting Period:

  Secured local approval for 60,000 kg, secure outdoor cannabis cultivation site at Aleafia’s Health Canada-Licensed Port Perry facility. Ground-breaking is expected in Spring 2019, with a first harvest in summer 2019.

  Launched global expansion with 10 per cent proposed equity stake in Australian medical cannabis company CannaPacific Pty Ltd. (“CannaPacific”).

  Announced first phase of unique proprietary cannabis education platform via partnership with D2L (Desire2Learn) Corporation ("D2L"). D2L will produce a series of cannabis courses on Aleafia’s behalf including Cannabis 101 and Cannabis in the Workplace. The product will be launched by early 2019.

Q3 Financial Highlights:

  Total revenue for the three and nine months ending September 30, 2018 was $1.6 million and $3 million, respectively. Q3 2018 revenue was up 36 per cent over Q2 2018.
  Gross profit for the three and nine months ending September 30, 2018 was $2.2 million and $3.1 million, respectively.

  For the Health & Wellness division, Q3 2018 revenue and operating income before non-cash items was $1.06 million and $206,458, respectively.
  For the Farms & Products division, Q3 2018 revenue and operating income before non-cash items was $529,146 and $217,358, respectively. This included the sale of the company’s first harvest.
  As of September 30, 2018, the Company had $22.8 million in cash on hand.

“As the company has achieved a number of important milestones, we are extremely encouraged by our third quarter results. It has been a transformative period for Aleafia. Our first cannabis sale marks the beginning of our cultivation expansion with Aleafia producing 98,000 kg of dried flower on an annual run rate basis,” said Aleafia Chairman Julian Fantino. “We look forward to soon supplying our growing base of over 50,000 patients with Aleafia- produced medical cannabis.”

“Management has been relentlessly focused on executing our business strategy and we are now seeing the fruits of this labour. Our retail, supply and international brands agreements with Serruya Private Equity will position Aleafia to assume a leadership role in adult-use cannabis and generate significant revenue through all stages of the cannabis value chain,” said CEO Geoffrey Benic. “With 99 per cent of our 98,000 kg of annual cannabis production capacity to come online in 2019 and our major expansion into the adult-use market, we look forward to this exponential growth in the next 12 months.”

For Investor & Media Relations, please contact:

Nicholas Bergamini, VP, Public Affairs

IR@AleafiaInc.com

About Aleafia Health Inc.:

Aleafia is a vertically integrated, national cannabis company with major medical clinic, cannabis cultivation and R&D operations. The company is a federally licensed producer and vendor of cannabis and will reach an annual production capacity of 98,000 kg of dried cannabis in 2019.

Aleafia operates 22 medical cannabis clinics staffed by physicians and nurse practitioners, with over 50,000 patients. The company is highly differentiated, maintaining the largest medical cannabis dataset in the world with significant intellectual property holdings and current R&D operations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health's business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.